UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _________________________
FORM 11-K
 ____________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN 4.5

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5

Report of Independent Registered Public Accounting Firm
The Participants and Audit Committee of the General Dynamics Corporation 401(k) Plan 4.5:

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of General Dynamics Corporation 401(k) Plan 4.5 (the Plan) as of December 31, 2017 and 2016, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the Net Assets Available for Benefits of the Plan as of December 31, 2017 and 2016, and the Changes in Net Assets Available for Benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
Schedule G - Financial Transaction Schedules for the year ended December 31, 2017, Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2017, and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2007.
McLean, Virginia
June 14, 2018

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments in Master Trust at fair value	$5,010,767,751	$4,107,049,781
Investments in Master Trust at contract value	711,628,353	739,684,097
Notes receivable from participants	89,324,777	85,686,945
Contributions receivable – employer	9,169,075	4,494,251
Total assets	5,820,889,956	4,936,915,074
Liabilities:
Accrued administrative expenses	235,965	295,427
Net assets available for benefits	$5,820,653,991	$4,936,619,647
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2017

Additions to net assets attributed to:
Participation in net income of Master Trust	$793,974,962
Interest income from notes receivable from participants	3,165,922
Contributions:
Rollovers	18,680,722
Participant	189,696,233
Employer	99,305,937
Total contributions	307,682,892
Total additions	1,104,823,776
Deductions from net assets attributed to:
Benefits paid to participants	362,986,087
Administrative expenses	1,929,238
Total deductions	364,915,325
Net increase prior to transfers	739,908,451
Net transfers within the Master Trust	144,125,893
Net increase	884,034,344
Net assets available for benefits:
Beginning of year	4,936,619,647
End of year	$5,820,653,991
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Plan Description
The following description of the General Dynamics Corporation 401(k) Plan 4.5 (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or the Plan Sponsor) and its subsidiaries. Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is one of six plans that utilize the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust).

(b)	Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.

(c)	Contributions
Participants are eligible to participate in the Plan upon hire. As described in the supplements to the Plan Document, participants may contribute from 1% up to 50% of eligible compensation as pre-tax deferrals, Roth deferrals or after-tax contributions, up to the statutory limits defined by the Internal Revenue Code (IRC).  The Plan has an automatic enrollment feature under which new employees who do not make a contrary election within thirty days will automatically be enrolled in the Plan. Prior to April 1, 2017, the Plan's automatic deferral rate was 3%.   Effective April 1, 2017, the Plan's automatic enrollment deferral rate increased from 3% to 6%. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers).  The Plan has an Employer matching contribution of 100% of the first 3% of eligible compensation contributed to the Plan, and 50% of the next 3% of eligible compensation contributed to the Plan.  The Plan is intended to be a safe harbor plan as defined in the IRC.
Participants at certain business units that do not accrue credited service under a Company‑sponsored defined benefit pension plan may be eligible to receive an Employer discretionary contribution based on a percentage of their eligible compensation. At December 31, 2017 and 2016, $4,184,086 and $0 of such discretionary contributions, respectively, were included as a receivable in the Plan’s financial statements.

(d)	Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Company. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.

(e)	Vesting
Participants’ contributions and safe harbor Company matching contributions and actual earnings thereon are always 100% vested. Company discretionary contributions, if applicable, are subject to a three‑year cliff vesting schedule.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

(f)	Notes Receivable from Participants
The Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months or 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Prior to April 1, 2017, loans were issued at the U.S. prime rate of interest. For all loans issued on or after April 1, 2017, the interest rate is the U.S. prime rate plus 1%. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.

(g)	Payment of Benefits
On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive annual or monthly fixed-amount installment payments, or (d) receive a partial distribution of his or her total account balance. Active participants may be eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.

(h)	Forfeited Accounts
Forfeitures are used to reduce Employer contributions. At December 31, 2017 and 2016, participants’ forfeited nonvested accounts were not significant. Forfeitures used during 2017 to reduce Employer contributions were not significant.

(i)	Net Transfers Within Master Trust
Effective January 1, 2017, employees of General Dynamics Corporate Headquarters and General Dynamics Shared Resources, Inc., formerly eligible for the Plan, became eligible for General Dynamics Corporation 401(k) Plan 6.0. The account balances and loans of these participants were transferred from the Plan to General Dynamics Corporation 401(k) Plan 6.0 in the amount of $100,695,451 and $704,816, respectively.
Also effective January 1, 2017, employees of General Dynamics Ordnance and Tactical Systems, Inc., formerly eligible for the General Dynamics Corporation 401(k) Plan 3.0, became eligible for the Plan. The account balances and loans of these participants were transferred from General Dynamics Corporation 401(k) Plan 3.0 to the Plan in the amount of $270,189,359 and $5,909,096, respectively.
During September 2017, certain employees of Jet Aviation, formerly eligible for the Plan, became employees of Gulfstream and became eligible for the General Dynamics Corporation 401(k) Plan 6.0. In October 2017, the account balances and loans of these participants were transferred from the Plan to the General Dynamics Corporation 401(k) Plan 6.0 in the amount of $15,745,304 and $580,437, respectively.
Remaining net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs which causes them to become a participant in a different plan that also participates in the Master Trust.

(j)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	New Accounting Pronouncement
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2017-06, Employee Benefit Plan Master Trust Reporting (ASU 2017-06). ASU 2017-06 requires the disclosure of the Plan's interest in the Master Trust on the face of the financial statements as a single line item, the disclosure of the Master Trust's other assets and liabilities and the balances related to the Plan, and for the Plan's divided interest in the Master Trust, and disclosure of the Master Trust's investments by general type as well as by dollar amount of the Plan's interest in each type. ASU 2017-06 is effective for the fiscal years beginning after December 15, 2018, with early adoption permitted. The standard requires the use of the retrospective transition method. Plan management is currently evaluating the impact of the standard on the financial statements. We have not yet selected a transition date nor have we determined the effect of ASU 2017-06 on our Statement of Net Assets Available for Benefits.

(c)	Investment Valuation and Income Recognition
The Plan’s investments other than fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs) are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions.
Purchases and sales of investments are recorded on the trade date. Investment income consists of dividend income, interest income and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.

(d)	Investment Concentrations
Through its investment in the Master Trust, the Plan holds shares of General Dynamics Corporation Common Stock representing approximately 20% of its investments as of December 31, 2017 and 2016.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

(g)	Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. The Company did not reimburse any administrative expenses in 2017.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for certain costs incurred on behalf of the Plan. The Company did not seek reimbursement for these costs in 2017.
Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan.

(3)	Tax Status
The Internal Revenue Service (IRS) issued a favorable determination letter on December 13, 2017, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2014.

(4)	Investments

(a)	General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 3.0, the General Dynamics Corporation 401(k) Plan 3.5, the General Dynamics Corporation 401(k) Plan 5.0, the General Dynamics Corporation 401(k) Plan 6.0, and the General Dynamics Corporation 401(k) Plan for Represented Employees, collectively the Plans. Each of the Plans has a pro rata interest in the Master Trust. Net assets and participation in the net income of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings and losses thereon. At December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was approximately 37% and 36%, respectively.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

The following table presents the net assets of the Master Trust as of December 31, 2017 and 2016:

	2017	2016
Investments, at fair value	$12,940,047,084	$10,930,623,493
Investments, at contract value
Synthetic GICs	2,364,703,737	2,553,093,442
Non-interest bearing accounts	1,206,286	609,035
Pending trades receivable and interest receivable	14,825,844	14,363,105
Total assets	15,320,782,951	13,498,689,075

Pending trades payable and accrued expenses	(3,419,508)	(3,272,792)
Total liabilities	(3,419,508)	(3,272,792)
Net assets of Master Trust	$15,317,363,443	$13,495,416,283

The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2017:

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,907,677,466
Interest and dividends	179,006,933
Net investment income	2,086,684,399

Deductions from net assets attributed to:
Net transfers	264,737,239
Net increase	1,821,947,160

Net assets:
Beginning of year	13,495,416,283
End of year	$15,317,363,443
The net appreciation for the Master Trust is net of investment manager fees.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

(b)	Fully Benefit Responsive Investment Contracts
The Master Trust holds two fully benefit-responsive synthetic investment contracts that are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  Each synthetic investment contract consists of a wrapper with Metropolitan Life Insurance Company (MetLife) (the Issuer) and underlying investments primarily in debt securities.  The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates.  MetLife’s financial strength rating from Standard & Poor’s at December 31, 2017 was AA‑.  The crediting interest rate resets semi-annually and is based on an agreed‑upon formula with the Issuer, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.  Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value.  Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount.  The contracts limit the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.  Currently, Plan management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

(c)	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the assets or liabilities;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016:
General Dynamics Corporation Common Stock, Investments in Other Equity Securities, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Units of Registered Investment Companies: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1). The fair values of private mutual funds are determined using the net asset value as provided by the fund managers (Level 2). Investments in the private mutual funds are redeemable daily at net asset value, and there are no restrictions on redemptions.
Participant-Directed Brokerage Account: Accounts primarily consist of mutual funds, common stocks, and units of exchange traded funds that are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).
Corporate Debt, Asset-Backed and Mortgage-Backed Securities: Valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2).
Government Securities: These securities are valued based on institutional bid evaluations (Level 2).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers (Level 2). Investments in collective trusts are redeemable daily at net asset value, and there are no restrictions on redemptions.
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2017 and 2016:

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2017:
Participant-Directed brokerage account:	$291,406,291	$291,406,291	$—	$—
General Dynamics
Corporation common stock	4,373,978,371	4,373,978,371	—	—
Investments in other equity securities	1,233,901,550	1,233,901,550	—	—
Registered investment companies	392,411,732	292,927,188	99,484,544	—
Interest bearing cash	48,828,297	48,828,297	—	—
Overnight deposit accounts	25,122,021	25,122,021	—	—
Collective trusts	6,503,823,843	—	6,503,823,843	—
Fixed-income securities
US government and municipal	31,064,967	—	31,064,967	—
Mortgage-backed	13,016,567	—	13,016,567	—
Asset-backed	14,548,472	—	14,548,472	—
Foreign government	6,936,804	—	6,936,804	—
Corporate debt	5,008,169	—	5,008,169	—
Total investments, at fair value	$12,940,047,084	$6,266,163,718	$6,673,883,366	$—

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2016:
Participant-Directed brokerage account:	$228,263,824	$228,263,824	$—	$—
General Dynamics
Corporation common stock	3,846,487,512	3,846,487,512	—	—
Investments in other equity securities	1,061,999,571	1,061,999,571	—	—
Registered investment companies	243,350,607	129,179,231	114,171,376	—
Interest bearing cash	30,420,606	30,420,606	—	—
Overnight deposit accounts	21,180,076	21,180,076	—	—
Collective trusts	5,431,706,275	—	5,431,706,275	—
Fixed-income securities
US government and municipal	30,853,000	—	30,853,000	—
Mortgage-backed	15,920,070	—	15,920,070	—
Asset-backed	13,693,836	—	13,693,836	—
Foreign government	4,919,003	—	4,919,003	—
Other fixed income	1,829,113	—	1,829,113	—
Total investments, at fair value	$10,930,623,493	$5,317,530,820	$5,613,092,673	$—

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

(5)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions.

(6)	Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 21,498,895 and 22,277,758 shares of the Company’s common stock as of December 31, 2017 and 2016, respectively. Dividends earned by the Master Trust on the Company’s common stock were $67,477,724 for the year ended December 31, 2017.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. The Northern Trust Company provides certain investment management and consulting services to the Plan. The Plan also invests, through the Master Trust, in investment funds managed by The Northern Trust Company, or its affiliates. These funds are considered party-in-interest investments. In addition, the Plan invests, through the Master Trust, in common stocks and fixed-income securities of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as exempt party-in-interest transactions.
Notes receivable from participants are also considered exempt party-in-interest transactions.

(7)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2017 and 2016, as reported in the financial statements to the Form 5500:

	2017	2016
Net assets available for benefits as reported in the financial statements	$5,820,653,991	$4,936,619,647
Delinquent notes receivable in financial statements recorded as distributions in the Form 5500	(2,558,480)	(2,379,131)
Net assets available for benefits as reported in the Form 5500	$5,818,095,511	$4,934,240,516

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2017, as reported in the financial statements to the net income reported in the Form 5500:

Net increase in net assets per financial statements	$884,034,344
Deemed distributions of participant loans reported in the 2017 Form 5500	(2,558,480)
Deemed distributions of participant loans reported in the 2016 Form 5500	2,379,131
Net increase in net assets per the Form 5500	$883,854,995

(8)	Subsequent Events
Plan management has evaluated subsequent events for recognition and disclosure through June 14, 2018. The following item was noted:

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Notes to Financial Statements
December 31, 2017 and 2016

Effective January 1, 2018, employees of Avjet Corporation became eligible for the Plan. The account balances and loans of the participants in the Employees' 401(k) Plan of Avjet Corporation were merged into the Plan in the amount of $11,389,133 and $28,023, respectively.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Schedule G – Financial Transaction Schedules
For the year ended December 31, 2017

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction (included interest rate, maturity, collateral, par or maturity value)	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expense incurred with transaction	(h) Cost of assets	(i) Current value of asset	(j) Net gain or (loss)

Part III
Evercore Trust Company	Independent Fiduciary	See * below	$—	$21,989	$—	$—	$21,989	$21,989	$—

* This amount represents expenses paid in 2016 and 2017 by the Plan that should have been paid by another Plan also sponsored by the Company. This error and any earnings thereon will be corrected in 2018.
See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2017

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $1,694			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [x]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2016	$—	$410	$—	$—
2017	—	1,284	—	—

See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 4.5
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.23-8.50%)	#	$86,766,297

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan 4.5

by	/s/ John M. Ohrnberger
John M. Ohrnberger Staff Vice President, Compensation & Benefits
Dated: June 14, 2018